August 17, 2011

Mr. Todd K. Schiffman

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Valley National Bancorp

File No. 001-11277

Form 10-K for the fiscal year ended December 31, 2010

Schedule 14A filed March 11, 2011

Dear Mr. Schiffman:

We are in receipt of your letter dated July 28, 2011 (the “Comment Letter”) concerning the above-captioned filings of Valley National Bancorp (or collectively with its subsidiaries referred to as “Valley,” “the Company,” “we,” “our” and “us”). We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Comment Letter. In response to your original comment letter, to the extent applicable, we made additional disclosure in our Form 10-Q for the quarterly period ended June 30, 2011. We intend to include additional disclosure responsive to the Comment Letter, where applicable, in Valley’s Form 10-Q for the quarterly period ended September 30, 2011, Valley’s Form 10-K for the fiscal year ended December 31, 2011 and Valley’s Schedule 14A for its 2012 Annual Shareholders Meeting.

As we have discussed with the Staff, this letter does not respond to item numbers 6, 7, 13, 14 and 15 of the Comment Letter. Draft responses to these items have been sent to the Staff and we are awaiting their response prior to filing them formally with the Commission.

To facilitate your review, we have repeated your comments below in bold type, followed by our response. The numbers correspond to the numbers in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 3

1.	As we requested in comment 1, please provide to us and undertake to include in your future filings, revision of the second paragraph on page 3, to include the acquisition price and the amount and types of assets and deposits that you purchased in 2010 from two failed banks.

Company Response: In response to the Staff’s comment above and our telephone conversation with the Staff, we will revise our future filings to provide the following description of our FDIC-assisted acquisitions in 2010 and other bank acquisitions in the past five years, including the acquisition price and the amount and types of assets and deposits purchased by us under “Item 1. Business”.

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

We have grown significantly in the past five years primarily through both de novo branch expansion and bank acquisitions, including the following most recent bank transactions:

•

In July 2008, we acquired Greater Community Bancorp, the holding company of Greater Community Bank, a commercial bank with approximately $1.0 billion in assets, $812 million in loans (mostly commercial real estate loans), $715 million in deposits and 16 branches in northern New Jersey. The purchase price of $167.8 million was paid through a combination of Valley’s common stock (9.6 million shares) and 964 warrants. Each warrant is entitled to 1.1025 Valley common shares issuable upon exercise at $17.24 per share. The warrants have an expiration date of June 30, 2015, and to date, all of the warrants issued remain outstanding.

•

In March 2010, the Bank acquired $688.1 million in certain assets, including loans totaling $412.3 million (primarily commercial and commercial real estate loans), and assumed all of the deposits totaling $654.2 million, excluding certain brokered deposits and borrowings, of The Park Avenue Bank and LibertyPointe Bank, both New York State chartered banks, from the Federal Deposit Insurance Corporation (“FDIC”). The deposits from both FDIC-assisted transactions were acquired at a 0.15 percent premium. In addition, as part of the consideration for The Park Avenue Bank FDIC-assisted transaction, the Bank agreed to issue a cash-settled equity appreciation instrument to the FDIC. The valuation and settlement of the equity appreciation instrument did not significantly impact Valley’s consolidated financial statements for the year ended December 31, 2010.

In connection with both of the FDIC-assisted transactions, the Bank entered into loss-share agreements with the FDIC. Under the terms of the loss-sharing agreements, the Bank will share in the losses on assets and other real estate owned (referred to as “covered loans” and “covered OREO”, together “covered assets”). See Note 2 to the consolidated financial statements for further details regarding these transactions.

2.	We note your proposed response to comment 3. Please provide to us and undertake to include in your future filings, a revised response as follows:

•	describe the geographic composition of your loan portfolio by state;

•	define the term “non-covered” in the first line of the section entitled “Changes in Loan Portfolio Composition;” and

•	disclose the percentage of your loan portfolio that you did not originate and disclose any material differences in underwriting standards from your standards.

Company Response: With respect to the additional disclosures outlined above, we will include such information in “Item 1. Business” of our future Form 10-K filings. The following represents our proposed revisions (shown in bold type) of to the applicable portions of our previous response, based on 2010 information.

Changes in Loan Portfolio Composition

Over 61 percent of our loan portfolio consists of non-covered commercial real estate and residential mortgage loans (i.e., loans which are not subject to loss-sharing agreements with the FDIC) at December 31, 2010. We have no internally planned changes that will significantly impact the current composition of our loan portfolio by loan type. However, many external factors outlined in “Item 1A. Risk Factors”, the “Executive Summary” section of our MD&A, and elsewhere in this report may impact

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

our ability to maintain the current composition of our loan portfolio. See the “Asset Quality and Risk Elements” section of our MD&A in this report for further discussion of our loan composition and concentration risks.

The following table presents our loan portfolio segments by state as a percentage of each applicable segment and our percentage of total loans by state at December 31, 2010:

	December 31, 2010
	Percentage of Loan Portfolio Segments:
	Commercial and Industral	Commercial Real Estate	Residential	Consumer	% of Total Loans
New Jersey	52%	67%	79%	67%	66%
New York	33	27	11	17	24
Pennsylvania	2	1	4	12	3
Florida	2	1	2	2	2
Other*	11	4	4	2	5

Total	100%	100%	100%	100%	100%

*	Includes states with less than 1 percent of loans in each loan portfolio segment, except for California, which represented 1.76 percent of the commercial and industrial loan portfolio at December 31, 2010.

Loans Originated by Third Parties

From time to time, the Bank purchases residential mortgage and automobile loans originated by, and sometimes serviced by, other financial institutions based on several factors, including current secondary market rates, excess liquidity and other asset/liability management strategies. Purchased residential mortgage loans and automobile loans totaled approximately $309.8 million and $94.9 million, respectively, at December 31, 2010 representing 16.1 percent and 11.2 percent of our total residential mortgage and automobile loan portfolios, respectively. Of the $309.8 million in purchased residential mortgage loans, $232.5 million were originated by board-approved independent mortgage bankers and purchased at various dates. The remainder of the purchased loans represents loans acquired through a small number of pooled purchases by Valley National Bank and banks acquired by us prior to 2009, and based on our experience, the underwriting of such loans, other than a small loan pool purchased in late 2008, does not materially differ from our underwriting standards. The underwriting documentation for loans originated by independent mortgage bankers is carefully reviewed on an individual loan-by-loan basis by Valley prior to purchase to ensure each loan meets Valley’s credit underwriting standards. All of the purchased automobile loans are also selected using Valley’s underwriting criteria at the time of purchase. At December 31, 2010, the independent mortgage bankers originated mortgage loans had loans past due 30 days or more totaling 1.7 percent of these loans as compared to 2.2 percent for our total residential mortgage portfolio, including all delinquencies. Overall, the purchased residential mortgage and automobile portfolios had loans past due 30 days or more totaling 4.3 percent and 0.6 percent, respectively, of the total loans within each respective portfolio at December 31, 2010.

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

3.	We note your proposed response to comment 5. Please provide to us and undertake to include in your future filings, a description of your policies and practices for all loan modifications not just “the majority of our loan modifications that are considered troubled debt restructured loans” including the type and range of concessions. Make similar changes in your description of loan modifications in the MD&A.

Company Response: With respect to the Staff’s comment above, we have revised our loan modification disclosure included below (with revisions shown in bold type) to reflect that substantially all of our loan restructuring related to customers experiencing financial difficulty are deemed troubled debt restructured loans due to lowering monthly payments through a reduction in interest rate below a market rate, extension of term without a risk premium adjustment to the interest rate, or a combination of the two methods. In addition, we do grant, on a case-by-case basis, an immaterial amount of short-term loan modifications to residential mortgage and automobile loan borrowers who can demonstrate a financial hardship, but a willingness to repay the debt. The residential mortgage loan modifications result in a delay or reduction in loan payments not to exceed two consecutive six month intervals and each interval must be authorized by our Chief Retail Lending Officer. These modified loans totaled $8.8 million or 0.5 percent of our non-covered residential mortgage loan portfolio at December 31, 2010, and has subsequently declined to $7.3 million or 0.3 percent of the residential mortgage loan portfolio at June 30, 2011 mainly due to loan prepayments. Automobile modifications involve an extension of loan payment terms that does not exceed our normal underwriting term requirements for a new “used” vehicle loan. Our auto modification policy prohibits a reduction in interest rate from the stated rate on the original loan. Automobile loan modification balances totaled $486 thousand or 0.06 percent of our non-covered automobile loan portfolio at December 31, 2010 and declined to $367 thousand or 0.05 percent at June 30, 2011 (as only 2 auto modifications were performed in 2011). We monitor levels of these residential and auto loan modifications on a quarterly basis and our external auditors and bank regulators have reviewed our current policies and procedures for such modifications. We believe the disclosure of such amounts and modification programs are immaterial to our financial statements for the year ended December 31, 2010 and the six months ended June 30, 2011. Should these short-term loan modification or other types of loan modification activity become material in the future, we will expand our disclosures within the applicable Form 10-K and 10-Q filings to provide a clear description of such activity and any material financial impact to our results of operations.

Loan Renewals and Modifications

In the normal course of our lending business, we may renew loans to existing customers upon maturity of the existing loan. These renewals are granted provided that the new loan meets our standard underwriting criteria for such loan type. While our traditional underwriting approach has always been conservative, the underwriting criteria for certain loan types are stricter in light of the current economic environment.

Additionally, on a case-by-case basis, we may extend, restructure, or otherwise modify the terms of existing loans from time to time to remain competitive and retain certain profitable customers, as well as assist other customers who maybe experiencing financial difficulties. If the borrower is experiencing financial difficulties and a concession has been made at the time of such modification, the loan is classified as a troubled debt restructured loan. Substantially all ~~The majority~~ of our loan modifications related to customers experiencing financial difficulties ~~that~~ are considered troubled debt restructured loans that involve lowering the monthly payments on such loans through either a reduction in interest rate below a market rate, an extension of the term of the loan without a corresponding

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

adjustment to the risk premium reflected in the interest rate, or a combination of these two methods. These modifications rarely result in the forgiveness of principal or accrued interest. In addition, we frequently obtain additional collateral or guarantor support when modifying such loans. If the borrower has demonstrated performance under the previous terms and our underwriting process shows the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest. Non-accruing restructured loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are deemed collectible. For restructured or modified loans for profitable customers, we generally take these actions based on numerous factors, including the quality and longevity of the customer relationship, the creditworthiness of the customer and the nature of the loan.

Competition, page 5

4.	We note your proposed response to comment 6. Please provide to us and undertake to include in your future filings, a revised description of competitive conditions including:

•

disclosure that the FDIC ranks you eighth in the state of New Jersey based on deposits and that there are 240 financial institutions in the New York, Northern New Jersey and Long Island deposit market; and

•

provide us with the basis for your claim that you are the largest commercial bank headquartered in New Jersey and your claim that your “primary markets” include Manhattan, Brooklyn and Queens given that only ten percent of your branches are located in New York City.

Company Response: We will expand our discussion of competition in our future Form 10-K filings to further describe our competitive position as requested in the Staff’s first bullet point above. In response to the Staff’s first comment in the second bullet point above, our disclosure that Valley National Bank is the largest commercial bank headquartered in New Jersey will be revised to “one of the largest”. Although we based our claim on total assets for commercial banks obtained from SNL Financial, we noted that the Bank currently ranks second in asset size among commercial banks headquartered in the state of New Jersey according to the FDIC’s website. In response to the Staff’s final comment under the second bullet point above we respectfully note under “Item 2. Properties” of our 2010 Form 10-K, we disclosed that 29 (approximately 15 percent) of our 198 retail banking center locations are located in the New York City metropolitan area. In January 2001, we first entered the New York City market through the acquisition of Merchants New York Bancorp, Inc. and its seven branch locations. Since then we have maintained commercial lending operations in Manhattan and expanded our branch presence mainly through de novo branch activity within the Manhattan, Brooklyn and Queens markets, but also through our two recent FDIC-assisted transactions. Our primary focus on commercial bank lending has generated a disproportionate amount of lending activity (as compared to retail branch locations) within these markets. As a result, approximately 24 percent of our total loan portfolio is located in New York (see our response to the Staff’s comment #2 above).

The following includes our additional proposed revisions (in bold type) of the competition narrative included within “Item 1. Business” of our 2010 Form 10-K.

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

Competition

Valley National Bank is one of the largest commercial banks headquartered in New Jersey, with its primary markets located in northern and central New Jersey and the New York City Boroughs of Manhattan, Brooklyn and Queens. Valley ranked 15th in competitive ranking and market share based on the deposits reported by 240 FDIC-insured financial institutions in the New York, Northern New Jersey and Long Island deposit market ~~commercial banks in our principal metropolitan markets~~ as of June 30, 2010. The FDIC also ranked Valley eighth in the state of New Jersey based on deposits as of June 30, 2010. Despite our favorable FDIC rankings ~~However~~, the market for banking and bank-related services is highly competitive and we face substantial competition in all phases of our operations. ~~There are approximately 60 competing commercial banks that have offices within our primary market area~~. In addition to the FDIC-insured commercial banks in our principal metropolitan markets, we also compete with other providers of financial services such as savings institutions, credit unions, mutual funds, mortgage companies, title agencies, asset managers, insurance companies and a growing list of other local, regional and national institutions which offer financial services. Many of these competitors may have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures.

De novo branching by several national financial institutions and mergers between financial institutions within New Jersey and New York City, as well as other neighboring states have heightened the level of competitive pressure in our primary markets over the last several years. In addition, competition has further intensified as a result of recent changes in regulation, advances in technology and product delivery systems, and bank failures. Web-based and other internet companies are providing non-traditional, but increasingly strong, competition for our borrowers, depositors, and other customers. Within our New Jersey and the New York metropolitan markets, we compete with some of the largest financial institutions in the world that are able to offer a large range of products and services at competitive rates and prices. Nevertheless, we believe we can compete effectively as a result of utilizing various strategies including our long history of local customer service and convenience as part of a relationship management culture, in conjunction with the pricing of loans and deposits. Our customers are influenced by the convenience, quality of service from our knowledgeable staff, personal contacts and attention to customer needs, as well as availability of products and services and related pricing. We provide such convenience through our banking network of 198 branches in 134 communities, an extensive ATM network, and our 24-hour telephone and on-line banking systems.

We continually review our pricing, products, locations, alternative delivery channels and various acquisition prospects and periodically engage in discussions regarding possible acquisitions to maintain and enhance our competitive position.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Executive Summary, page 38

5.

We note your proposed response to comment 8. We further note your references in your first two risk factors to “weakened economic conditions” and “declines in home prices.” As we requested, please provide to us and undertake to include in your future filings, expanded discussion and analysis of specific economic conditions (quantifying those conditions and trends) in your particular market area having an effect on your financial condition and or results of operations including, but not limited to, the following: personal income; home

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

prices, multi family building permits, bankruptcy filings, and foreclosures started. As we requested, provide analysis of commercial and residential real estate conditions in your markets based on statistical information.

Company Response: In response to the above Staff’s comment and our telephone conversation with the Staff, we will further enhance our proposed disclosure of specific economic conditions to include “key economic indicators” relevant to us in our particular market area in future Form 10-K filings and appropriate Form 10-Q filings. Below are our proposed additional revisions regarding economic conditions to be included in the “Executive Summary” section of our MD&A. We have excluded multi-family building permits due to our low volumes of this type of lending activity.

The following economic indicators are just a few of the many factors that may be used to assess the market conditions in our primary markets of northern and central New Jersey and the New York City metropolitan area. Generally, market conditions have improved from one year ago, however persistently high unemployment, slumping home prices, and high vacancy rates may continue to put pressure on the performance of some borrowers, mainly within our commercial real estate and residential mortgage portfolios, and the level of new loan demand within our area. There is very little, if any, new construction of commercial real estate or residential properties within our markets. Sales of existing residential homes are extremely low, especially for homes priced at or above $1 million. Occupancy levels of multi-family housing units are at a very high level throughout the northern New Jersey and the New York City metropolitan area. Additionally, there are higher than normal vacancy rates for retail space due to fallout from low levels of consumer spending caused by high unemployment and continued economic uncertainty.

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

	For the Month Ended
Key Economic Indicators:	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Unemployment rate:
U.S.	9.40%	9.60%	9.50%	9.70%	9.90%
New York Metro Region	8.10%	8.60%	8.80%	9.40%	9.00%
New Jersey	9.10%	9.30%	9.50%	9.70%	9.70%
New York	8.20%	8.40%	8.60%	8.80%	8.90%

	Three Months Ended
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
	($ in thousands)
Personal income:
New Jersey	$445,963	$445,721	$445,278	$440,779	$437,768
New York	$947,246	$944,722	$948,211	$928,131	$921,097
New consumer bankruptcies:
New Jersey	0.18%	0.20%	0.21%	0.17%	0.17%
New York	0.11%	0.12%	0.14%	0.11%	0.12%
Change in home prices:
U.S.	-3.60%	-1.90%	4.60%	-2.90%	-1.10%
New York Metro Region	-2.80%	0.80%	0.30%	-0.30%	-0.70%
New consumer foreclosures:
New Jersey	0.20%	0.17%	0.23%	0.19%	0.18%
New York	0.09%	0.10%	0.11%	0.10%	0.12%
Rental vacancy rates:
New Jersey	8.10%	8.20%	11.00%	9.00%	10.90%
New York	7.00%	6.30%	7.50%	6.20%	5.70%

NA - not available

Sources: Bureau of Labor Statistics, Bureau of Economic Analysis, Federal Reserve Bank of New York, S&P Indices, and the U.S. Census Bureau.

Schedule 14A, filed March 11, 2011

Executive Compensation, Executive Summary, page 23

8.

We note your proposed response to comment 13. Please provide us with the basis for your various claims regarding the performance of “many companies,” “many banks” and “many regional banks and financial institutions.” Clarify in your proposed disclosure whether these characterizations relate to the fifty banks on the Keefe, Bruyette & Woods Regional

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

Banking Index, which you relied upon for comparing return to shareholders. We note that you quantify all items in your bullet points except the increase in salary and employee benefit expense; please quantify this amount. Please delete your claim, in the second to last bullet point of your Schedule 14A, that your “performance recognized as among industry leaders.”

Company Response: We will revise in future filings the comment “many companies” to “many banks” as we intended our response to be specific to the banking sector. The performance information reported in the 2011 Schedule 14A filing did not specifically relate to the KBW Regional Bank Index but, rather the top 200 banking institutions in the United States. All of the KBW (50) banks are included in the top 200 banking institutions. The statistics we quoted as “many” is similar regardless of which data is used. The following represents the statistics used in regard to net income and dividends:

	2010 vs. 2009
	% reduced net income	% reduced dividends
Top 200 Banks	24.5	50.5
KBW 50 Banks	20.0	38.0

	2009 vs. 2008
	% reduced net income	% reduced dividends
Top 200 Banks	60.0	53.0
KBW 50 Banks	50.0	48.0

While the KBW statistics above were somewhat better, the above shows that “many” banks continued to reduce or eliminate dividends to common shareholders and many bank reported reduced earnings or actual losses. The above information was obtained from SNL Financial’s website, a reliable source of financial information for the banking industry.

We will delete in future filings the bullet points that claim that our performance is recognized as among industry leaders. We have revised our disclosure on page 23 of the 2011 Schedule 14A regarding the introductory language and the proposed additional bullet point regarding salary and employee benefits to quantify the amount of expense. Corresponding changes will be made to the 2012 Schedule 14A. Our revisions are shown in bold type.

OUR 2010 PERFORMANCE. 2010, like its predecessor, was not an easy year for financial institutions in general, including financial institutions within the KBW Regional Bank Index and the top 200 financial institutions in the United States. Bank failures in general and within these groups occurred at high levels. Many banks, including those within these groups, reported greatly reduced earnings or actual losses and continued to reduce or eliminate dividends to common shareholders. While our 2010 operating results were below our long term objectives, they were improved over 2009, which in turn was an improvement over 2008. This was not the case for many regional banks and financial institutions, including those within the groups identified above. We reported net income of $116.1 million in 2009,

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

compared with $93.6 million in 2008. Some highlights for 2010 were:

•

Salary and employee benefit expense increased by 7.5% as compared to 2009 mainly due to the resumption of cash incentive compensation accruals of approximately $4.2 million during 2010 (as no non-contractual bonuses were accrued or awarded to employees for the 2009 period);

Peer Group Considerations, page 26

9.	We note your proposed response to comment 14. Please provide to us and undertake to include in your future filings a revised response as follows:

•

as we requested, explain why in your Form 10-K you used one peer group (the fifty banks in the Keefe, Bruyette & Woods Regional Banking Index) for comparing your return to shareholders but in your Schedule 14A you used a different peer group for comparing your compensation to your executives;

•

as we requested, explain why for your return to shareholders you used a standardized peer group established and published by Keefe, Bruyette & Woods Regional but for executive compensation you used a customized subjective peer group that you and a consultant designed;

•

noting that most of the companies in your peer group have revenues higher than you and more assets than you but lower net income than you do, disclose the basis you used by you for setting the ranges so broadly (revenues between $324 million and $2.97 billion, net income between a loss of $132 million and a gain of $527 million, total assets between $6.84 million and $60.27 billion and market cap between $744 million and $7.21 billion); and

•	as we requested, disclose the basis for including in the peer group certain financial institutions but omitting other financial institutions within the same ranges from the peer group.

Company Response: We will include in our 2012 Schedule 14A disclosure responsive to the Staff’s comments. The following is a draft of our proposed disclosure based on the 2011 Schedule 14A:

Our Annual Report on Form 10-K uses the Keefe, Bruyette & Woods Regional Bank Index (the “KBW Index”) for comparing our return to shareholders as that is a widely accepted published and available banking index. The KBW Index includes banks with varying asset sizes, some substantially above and some substantially below the size of Valley. However, in comparing the compensation of our executive officers to executive officers of comparable financial institutions, we utilize a different peer group which is suggested by our compensation consultant and approved by our Compensation and Human Resources Committee. We believe that this customized peer group is superior to the KBW Index for this purpose and appropriate due to the following factors:

a.	As compensation is frequently correlated to size, it is important to exclude banks of significantly different size than Valley.

b.	The customized group used by our consultant is largely based upon asset size of the banks included, which is how banks are traditionally categorized in the banking industry.

c.	In the customized group, weighting is also given to geography, revenues, net income, market capitalization and number of employees, whereas these factors are not considered in formulating the KBW Index.

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

d.	The customized peer group is a good representation of comparable banks as Valley is close to the peer group median for all data under review (above the median for some size measures and below the median for other size measures).

As stated above, although our customized peer group index contains banks within a broad range of financial metrics (including revenues, net income and total assets), we believe that this index is more appropriate in comparing the compensation of our executive officers than the KBW Index. We believe that the customized index takes into account other factors, such as complexity and geographical proximity, that are important and that are not reflected in the KBW Index. A few additional banks were added to the peer group in 2011 based upon geographic location to include compensation data from the New York City metropolitan area. Certain of these banks are not necessarily comparable based on certain financial metrics but are included due to other similarities such as business mix and geography. We believe that geographical proximity, especially for a bank such as Valley located in a market with a high cost of living, is appropriate.

Compensation Details, page 27

10.	We note your proposed response to comment 15. As we noted, you increased compensation in 2010 for Mr. Lipkin, your Chairman, President and CEO from by over 162 percent, a far greater percentage than any other named executive officer. We note you made an additional 7 percent increase in his base salary in 2011. We further note that net income rose by thirteen percent in 2010 from 2009 and that assets, net loans and deposits all were lower in 2010 than in 2009 and assets and net loans were lower in 2010 than in 2008. Please provide to us and undertake to include in your future filings the following:

•

as we requested, clarification of the “role” of your Chairman, President and CEO in the process of determining his own compensation, as required by Item 402(b)(1)(xv) including the extent to which he suggests or otherwise has input, directly or indirectly, in the amount of his own compensation;

•

as we requested, revision of the second, fifth and the last paragraph on page 29 to explain in greater detail, as required by Item 402(b)(1)(v), how you determined the amount to pay for each element, including base salary, to Mr. Lipkin;

•

noting your statement in response to comment 13 that “our 2010 operating results were below our long term objectives,” please provide the disclosure required by Item 402(b)(1)(vi) relating to “whether discretion can be or has been exercised . . . to award compensation absent attainment of the relevant performance goal(s);” and

•	as we requested, analyze the factors you considered in deciding in 2009, 2010 and 2011 to increase Mr. Lipkin’s compensation materially as required by Item 402(b)(1)(ix).

Company Response: We will include in our 2012 Schedule 14A disclosure responsive to the Staff’s comments.

The following is a draft of our proposed response to bullet #1 based on the 2011 Schedule 14A:

Our compensation process begins early in the year when the Compensation and Human Resources Committee reviews and accepts the personal goals for the current year for each of the NEOs, including our Chairman, President and CEO, Mr. Lipkin. In June, the Committee retains an outside consultant to

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

prepare group comparisons of senior executive compensation at other banks in the peer group. The Committee develops, in conjunction with the consultant, the peer group. Upon receipt of the consultant’s peer group data, the Human Resources Department at the Bank prepares various charts with compensation alternatives that are within the parameters of the peer group’s compensation in relation to Valley’s performance for the Committee to review. These compensation charts are submitted to the Committee at its October meeting. The charts include a range of compensation levels for each of Valley’s NEOs. At the October meeting, Mr. Lipkin discusses his, the other NEOs and the Company’s performance with the Committee. Mr. Lipkin verbally provides the Committee with his recommendations for each NEO’s compensation other than his own.

The Committee, which consists entirely of independent directors, then reviews the charted data prepared by the Human Resources Department, including compensation ranges for Mr. Lipkin. The Committee’s review of Mr. Lipkin’s compensation consists of a discussion with him about his personal goals, accomplishments and the compensation ranges. After such discussion, Mr. Lipkin is excused and the Committee, with input from its consultant, considers the ranges of compensation for Mr. Lipkin and the other NEOs, Mr. Lipkin’s recommendation for each NEO’s compensation and sets compensation at levels that the Committee determines to be appropriate.

Mr. Lipkin has no role, directly or indirectly, in determining his own compensation except as disclosed above.

The following is a draft of our proposed response to bullet #2 (additional language is in bold). Please note that we have discussed each element of Mr. Lipkin’s compensation (as requested by the Staff) in the “Base Salary” sub-section and included references to such section in the other sub-sections. We believe that this approach is clearer for the reader given the nature of the response but still is responsive to the Staff’s comment:

COMPENSATION DETAILS

The performance-based compensation elements we adopted for 2010 and early 2011 were:

BASE SALARIES. NEO base salaries were increased for 2011, effective January 2011. Our NEOs had received substantial base salary increases in January 2010 ranging from 25% to 50%, under the compensation plan we adopted in November 2009 while we were still subject to restrictions on compensation imposed by the U.S. Treasury’s Troubled Asset Relief Program (“TARP”). The TARP restrictions did not permit cash bonuses, so the only way to avoid steep reductions in cash compensation was to increase base salaries.

The Committee recommended base salary increases for NEOs in 2011, in view of our NEOs’ contribution to our ~~superior~~ performance relative to our peers. Those increases rewarded the successful efforts of our senior management in maintaining our financial stability and navigating us through the most severe economic downturn since the 1930s while remaining profitable, not reducing dividend payments to

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

common shareholders, and avoiding the pitfalls that led to so many bank failures and losses in 2009 and 2010. The recommended increases ranged from about 3% to 8% of 2010 base salaries.

For Mr. Lipkin, the Committee determined to increase base salary in 2011 by approximately 7% over 2010. In making this determination, the Committee considered that the median compensation for peer group CEOs was $2.6 million. Taking into account the Company’s and Mr. Lipkin’s performance, the Committee decided to pay Mr. Lipkin total compensation of approximately $2.2 million (exclusive of the change in pension value and non-qualified deferred compensation which is also not included in the peer group data above) for 2010 or slightly below the median compensation for his peer group. In determining the mix of base salary and bonus, the Committee initially decided to pay Mr. Lipkin an annual bonus equal to approximately 67% of annual salary. After further consideration, the Committee ultimately decided to reduce his 2010 annual bonus to 60% of base salary and pay the balance in additional base salary in 2011. Mr. Lipkin’s equity compensation was determined to be the difference between his total compensation amount less his annual salary and bonus, allocated 18.8% to restricted stock and 4.7% to stock options.

The Committee believes that Mr. Lipkin was deserving of a substantial increase compensation in 2010 despite the fact that the Company’s financial performance for the year did not meet the Company’s long term financial objectives, including reductions in net loans, deposits and assets in 2010. The factors that were considered by the Committee in making this determination were:

•	The substantial decrease (55%) in compensation experienced by Mr. Lipkin in 2009 as compared to 2008;

•	The fact that Mr. Lipkin’s compensation in 2009 ranked below the 25th percentile for the Company’s peer group as indicated in Chart 1 on page 24;

•	The dramatic increase in the complexity of the Company’s business as a result of the economic environment and increase in regulatory burden experienced by financial institutions in 2010;

•	The financial success of the Company relative to many of its peers in 2010, notwithstanding that the Company’s operating results for the year did not meet its long term financial objectives; and

•	The leadership that Mr. Lipkin demonstrated in guiding the Company through one of the most difficult economic times in recent history.

The Committee increased Mr. Lipkin’s total compensation by a greater percentage than that of the other NEOs in 2010 due to the fact that Mr. Lipkin’s compensation decreased by a greater percentage in 2009 relative to 2008 and that the Committee viewed Mr. Lipkin as having a higher level of responsibility in setting and implementing the policies that influenced the Company’s generally positive results in 2010.

Table 3 below shows 2010 and 2011 NEO base salaries and increases for 2011.

Table 3. NEO Base Salaries, 2010 and 2011, and Increases for 2011

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

[Table omitted]

EIP AWARDS. Our Executive Incentive Plan (“EIP”), which was approved by our shareholders at the 2010 Annual Meeting of shareholders, provides for discretionary awards, payable in cash or shares of our common stock, from a bonus pool equal to 5% of our net income before income taxes. Allocations of shares in the bonus pool are made by the Committee within the first 90 days of each calendar year. Any cash component of an award will be paid in installments as follows: 50% on the payment date fixed by the Committee and the balance in eight equal installments at the beginning of each of the next eight calendar quarters.

The initial 50% of each cash award is paid in February each year based on the previous year’s final audited operating results. The remaining half is paid in eight equal quarterly installments. Payment in this manner allows time to evaluate the longer-term results of NEO business decisions while some portion of each award remains unpaid.

We believe this extended payment schedule will more closely align with the “risk horizon” of NEO business decisions, meaning that, before the full cash amount is paid, we will have a good idea of the longer-term effects of the business decisions and results that were rewarded at the time of the initial payment and can adjust the total award if required in the Committee’s judgment in order to reflect a negative outcome.

Recognizing the Bank’s outstanding performance relative to our peer group (see Chart 1 and Table 2 above), non-equity incentive awards in the amounts listed in Table 4 immediately below were awarded to our NEOs. These awards were not made in full compliance with the terms of the 2010 EIP, which requires allocation of shares in the bonus pool to be made within the first 90 days of each Plan year. The 2010 EIP was not approved by our shareholders until the 2010 Annual Meeting held on April 14, 2010, 104 days after the start of the 2010 Plan year. A small portion of our CEO’s total 2010 compensation will, accordingly, not be deductible for income tax purposes; however, the amount of additional income tax payable by us as a result will not be material. See “Income Tax Considerations” below.

For Mr. Lipkin, the Committee determined to set his 2010 cash bonus at $630,000, or approximately 60% of his annual salary. For a discussion of how the Committee determined Mr. Lipkin’s total compensation and the allocation of such compensation between annual salary, bonus and equity compensation please see the discussion under “Base Salaries” above.

Table 4. Non-equity Incentive Awards

[Table omitted]

In making allocations from the EIP bonus pool, the Committee did not apply any formula, but rather based its decisions on the application of quantitative and qualitative reviews of executive performance by

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

our CEO and the Committee, taking into account our 2010 performance and the contribution to that performance by each of our NEOs.

LONG-TERM STOCK INCENTIVE PLAN AWARDS (“LTSIP”). In November 2010 the Committee made equity-related awards to our NEOs under our long-term stock incentive plan. These awards consisted of shares of restricted stock and incentive stock options (“ISOs”) which are tax-advantaged options to purchase our common stock. Restricted shares help to retain key employees, and tend to align economic interests of executives with those of shareholders. ISOs incentivize option holders to increase company value as reflected in the price of our common stock, which results in shareholder value creation.

The restricted shares were valued at fair market value on the date of the award, which was $13.13 per share. Fair market value for ISOs on the award date was calculated at $2.63 per share. Table 5 below shows the restricted share awards and ISOs issued to our NEOs in 2010 under our long-term stock incentive plan.

For Mr. Lipkin, the Committee determined to award 31,988 shares of restricted stock and options to purchase 39,924 shares of common stock. The dollar values of such items for purposes of inclusion in the Summary Compensation Table are $420,000 and $105,000, respectively. For a discussion of how the Committee determined Mr. Lipkin’s total compensation and the allocation of such compensation between annual salary, bonus and equity compensation please see the discussion under “Base Salaries” above.

Table 5. 2010 NEO Long-Term Stock Incentive Plan Awards

[Table omitted]

In setting the 2010 awards under our long-term stock incentive plan, the Committee did not use any formulaic method to set the plan awards of ISOs and restricted stock. Those award decisions were based on the Company’s 2010 performance highlights outlined in the Executive Summary of this CD&A.

The following is a draft of our proposed response to bullet #3 based on the 2011 Schedule 14A:

In determining the compensation of our NEOs, the Committee does not base compensation elements, including salary, cash bonuses and equity awards, exclusively on specific performance goals, such as revenues, earnings per share, and other financial metrics. However, financial metrics are factors taken into account in determining annual salary and bonus. The Committee may exercise discretion to set annual salary and bonus at amounts that may not be reflective of the attainment of the Company’s performance measures.

The following is a draft of our proposed response to bullet #3 based on the 2011 Schedule 14A. Because Mr. Lipkin’s total compensation for 2011 has not yet been determined, the analysis requested by the Staff

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

has been provided for his base salary only. The remaining analysis will be provided in the 2012 Schedule 14A.

The following is an analysis of the change in Mr. Lipkin’s total compensation from 2008 to 2009, 2009 to 2010 and 2010 to 2011 (base salary only):

2008 to 2009: Mr. Lipkin’s total compensation for 2009 materially decreased – from $2,085,761 in 2008 to $929,015 in 2009, a decrease of 55%. This was primarily attributable to the compensation restrictions in effect while the Company participated in the U.S. Treasury’s Capital Stock Purchase Program. Other factors that contributed to the decrease were the Company’s financial performance and the Committee’s caution in providing substantial compensation increases given the uncertain economic condition at that time, despite the Committee’s view that Mr. Lipkin performance was positive.

2009 to 2010: Mr. Lipkin’s 2010 total compensation of $2,435,538 was approximately 2.6 times greater than his 2009 total compensation. However, his total compensation in 2010 was only 17% greater than his 2008 compensation of $2,085,761. The intervening year, 2009, saw the 55% drop in his total compensation as described above. The Committee believes that the 2009 drop in Mr. Lipkin’s compensation was generally not reflective of Mr. Lipkin’s performance during that time period and that Mr. Lipkin was underpaid in relation to his peers in 2009 (See Chart 1 on page 24). Accordingly, the Committee believed that it was appropriate to increase Mr. Lipkin’s total compensation substantially in 2010. The factors we considered in increasing Mr. Lipkin’s 2010 compensation are stated on page 29 of the CD&A under the heading “Base Salaries.” The Committee believed that such substantial increase was warranted despite the Company’s failure to meet certain performance metrics, including reductions in net loans, deposits and assets in 2010. The Committee believes that this substantial increase, including the increase relative to the other NEOs reflects his positive performance in navigating through the most severe economic downturn since the 1930s, and what we regarded as the undeserved material reduction in his compensation for 2009.

2010 to 2011: The Committee increased Mr. Lipkin’s base salary by approximately 7% from 2010 to 2011. As stated above, the Committee believes that Mr. Lipkin’s performance warranted this increase despite certain negative aspects of the Company’s performance. The primary reasons for this increase was the decrease in total compensation for 2009, the Committee’s view that Mr. Lipkin was underpaid in relation to his peers in 2009 and the leadership that Mr. Lipkin demonstrated in 2010 in guiding the Company through an extremely difficult economic and regulatory environment for financial institutions.

Certain Transactions with Management, page 45

11.	We note your proposed response to comment 16. Please provide to us and undertake to include in your future filings the disclosure responsive to our comments.

Company Response: We will include in our 2012 Schedule 14A disclosure responsive to the Staff’s comments. The following is a draft of our proposed disclosure based on the 2011 Schedule 14A:

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

Graham O. Jones

During 2010, Valley and its customers made payments totaling $116,368 for legal services to Jones & Jones, a law firm in which director Graham O. Jones is the sole equity partner. The $116,368 total represented approximately 13% of gross income of Jones & Jones in 2010. The fees paid by Valley to Jones & Jones are for loan closings or collection proceedings. There is no similarity between the legal services of Jones & Jones provided to Valley or its borrowers and the services provided by Graham O. Jones to Valley as director.

With respect to the computation of the legal fees, those fees are substantially the same as those prevailing for other professionals with the same level of experience. With respect to loan closings, Valley sets the fees to be paid by a borrower when Jones & Jones acts as its review counsel in commercial real estate loan transactions which fees are subject to the approval of the borrower. In collection actions, this fee must be reasonable. Valley currently maintains relationships with 85 legal firms used for loan closings and loan collection efforts and Jones & Jones’ fees are comparable.

These payments were approved by the Audit and Risk Committee and the Board during the 2010 calendar year as required by our Code of Conduct.

Mary Guilfoile

During 2010, Valley made payments totaling $201,500 for fees pursuant to a long-standing consulting agreement with MG Advisors, Inc. MG Advisors is 100% owned by Michael Guilfoile, the spouse of Mary Guilfoile. These payments represented approximately 40% of MG Advisors’ gross revenues in 2010. The income from MG Advisors is not material to the financial position of Mr. Guilfoile or Ms. Guilfoile. These fees paid are considered comparable, and probably lower than other professional fees which are available to Valley. Mr. Guilfoile’s 33 years of consulting and investment banking experience in the financial services sector and his knowledge of Valley through his over 25 year association with the Company is the basis for the Board’s belief that it would be difficult to obtain as high a level of expertise as Mr. Guilfoile relative to the fees charged by his firm.

The fees paid by Valley to MG Advisors are comprised of two separate services provided to Valley. First, an advisory fee in the amount of $150,000 was paid for advisory services in Valley’s acquisitions of LibertyPointe Bank and The Park Avenue Bank from the FDIC during the first quarter of 2010. Second, fees are paid for the monthly service retainer of MG Advisor’s President, Michael Guilfoile, who is available to all senior management and the board of directors on consulting or advisory matters to the Bank for strategic advisory matters, merger acquisition prospective items, and other financial transactions related to the Bank’s activities. Mary Guilfoile, the spouse of Mr. Guilfoile, does not provide any advice to Valley through MG Advisors. MG Advisors commenced its relationship with Valley in 1993. Ms Guilfoile joined the Valley Board in 2003 after serving in various full time positions in the financial services industry, most recently as Treasurer of JP Morgan Chase. There is no similarity between the advisory services of MG Advisors provided to Valley and the services provided by Ms. Guilfoile to Valley as director and Mr. Guilfoile does not discuss or separately share his advice concerning Valley with his spouse in any context except Valley Board meetings.

These payments were approved by the Audit and Risk Committee and the Board during the 2010 calendar year as required by our Code of Conduct.

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

12.	We note your proposed response to comment 17. Please provide to us and undertake to include in your future filings disclosure as to whether the percentage, dollar amount and time period for the commissions paid to the son in law of your Chairman, CEO and President are “customary” in the industry for a broker who introduces a client to another broker.

Company Response: With respect to the Staff’s comment above we revised our proposed response to comment 17, and we will enhance our future Schedule 14A filings to address such comments as follows (this example uses 2010 information and revisions are shown in bold type):

In 2001, the Valley National Bank purchased $150 million of bank-owned life insurance (BOLI) from a nationally known life insurance company after a lengthy competitive selection process and substantial negotiations over policy costs and terms. The amount of the premiums and the terms of the policies are substantially the same as those prevailing for comparable policies with insurance companies and brokers not related to Valley. During 2007, the Bank purchased $75 million of additional BOLI from the same life insurance company. This purchase was also completed after a competitive selection process with other vendors. The son-in-law of Mr. Lipkin, Chairman is a licensed insurance broker who introduced us to the program offered by this nationally recognized life insurance company. Mr. Lipkin’s son-in-law was introduced to an insurance broker for the life insurance company sometime in 2000 or 2001 by a mutual friend. As is customary in the life insurance industry amongst licensed brokers, the son-in-law introduced the broker to Valley National Bank and provided assistance during the BOLI proposal and selection process. Additionally, as is customary among brokers who introduce a client to another broker, Mr. Lipkin’s son-in-law would receive future commissions (with a percentage, dollar amount and time period for payment which are each typical for such referral services) for the life of the policy~~, in return for a portion of the commissions~~, if the life insurance company was chosen.

Mr. Lipkin was not involved with the selection and the decision-making process for the BOLI purchased by Valley. The commission payments were approved by the Audit and Risk Committee of the Board each calendar year.

In 2010, Mr. Lipkin’s son-in-law received $64,554 in insurance commissions relating to the Bank’s BOLI purchases, pursuant to the arrangement he entered into with the insurance broker associated with the insurance company. The aggregate amount of commissions paid to date (from 2001 to 2010) to the son-in-law totaled $553,837 and the anticipated aggregate amount of commissions he will receive over the next 15 years is approximately $395,000 (the compensation was structured as a declining revenue stream; for example, he is expected to earn $11,000 in year 2025).

Mr. Todd Schiffman

Securities and Exchange Commission

August 17, 2011

Valley hereby acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and;

•	Valley may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 973-305-4003.

Very truly yours,

/s/ Alan D. Eskow

Alan D. Eskow
Senior Executive Vice President and
Chief Financial Officer